NEWS RELEASE

Pan American Silver extends high-grade silver zone at the La Colorada Skarn project
Vancouver, B.C. - November 1, 2022 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) ("Pan American" or the "Company") today released results for 45 new infill and exploration drill holes totaling 34,239 metres at the Company's 100% owned La Colorada Skarn project in Zacatecas, Mexico. The results include five new drill holes that further define a zone of high-grade mineralisation around drill hole 96-03-22 that was first disclosed by the Company in a news release dated July 21, 2022. With the inclusion of these new drill holes, this area has been expanded to measure approximately 200 metres in diameter and up to 250 metres vertically.
"The five new drill holes extend a zone of mineralisation with silver and base metal grades considerably higher than the average grade in the mineral resource estimate for the Skarn deposit disclosed on September 14, 2022," said Christopher Emerson, Pan American's Vice President Business Development and Geology. "These drill holes confirm excellent grades and further drilling is planned over the coming months. In addition, step-out holes extend all three skarn zones compared to the resource estimate released in September 2022."
Pan American identified a high-grade zone of the La Colorada Skarn earlier in 2022, releasing the first drill results on July 21, 2022. The zone is now defined by 13 holes, with recent highlights such as infill drill hole D-96-06-22 with 58.30 metres at 417 g/t Ag, 11.95% Pb and 9.39% Zn, including 37.25 metres at 545 g/t Ag, 15.66% Pb and 11.83% Zn and D-96-05-22 with 39.75 metres at 334 g/t Ag, 7.06% Pb and 4.02% Zn. The mineral resource estimate Pan American released on September 14, 2022 does not include these drill results because they were drilled after the cut-off date for the resource update.
Plan view of the La Colorada Skarn drill holes referred to in this news release:

N
E
901 zone
902 zone
903 zone
Section C
Section B
Section A
High-grade Silver Zone
250m
S-63-22
D-63-01-22
U-43-22
D-33-22
U-75-22
U-96-22
D-66-08-22
U-53-22
U-103-22
D-96-06-22
D-96-05-22
D-66-09-22
D-96-07-22
D-96-08-22
U-74-22
S-15-22
D-15-01-22
D-95-13-22
D-95-14-22
D-95-15-22
D-79-05-22
D-90-06-22
D-90-07-22
D-09-01-22
D-90-05-22
D-09-02-22
D-09-03-22
D-62-08-22
D-62-10-22
D-62-09-22
D-62-11-22
D-71-10-22
D-77-06-22
D-71-11-22
D-71-09-22
D-73-06-22
D-77-04-22
D-29-02-22
D-71-08-22
D-29-03-22
S-29-22
D-29-01-22
Legend
July 2022 Resource outline
Drillhole – Previous Release
Drillhole – This Release
Underground Workings
Section Lines

PAN AMERICAN SILVER CORP.	1

NEWS RELEASE

Plan view of the high-grade silver zone:
Drill highlights include:
•D-71-09-22: 121.80 m at 54 g/t Ag, 0.05% Cu, 1.64% Pb and 3.76% Zn, including 47.55 m at 89 g/t Ag, 0.09% Cu, 2.29% Pb and 6.22% Zn and 104.55 m at 69 g/t Ag, 0.10% Cu, 4.03% Pb and 5.76% Zn, including 32.20 m at 92 g/t Ag, 0.18% Cu, 5.15% Pb and 9.90% Zn
•D-95-13-22: 194.45 m at 48 g/t Ag, 0.21% Cu, 2.97% Pb and 4.26% Zn, including 77.80 m at 53 g/t Ag, 0.26% Cu, 3.41% Pb and 5.53% Zn
•D-96-05-22: 39.75 m at 334 g/t Ag, 0.12% Cu, 7.06% Pb and 4.02% Zn and 90.85 m at 92 g/t Ag, 0.15% Cu, 3.93% Pb and 9.08% Zn, including 56.00 m at 90 g/t Ag, 0.20% Cu, 5.43% Pb and 13.31% Zn
•D-96-06-22: 58.30 m at 417 g/t Ag, 0.04% Cu, 11.95% Pb and 9.39% Zn, including 37.25 m at 545 g/t Ag, 0.05% Cu, 15.66% Pb and 11.83% Zn and 37.55 m at 101 g/t Ag, 0.12% Cu, 1.15% Pb and 5.89% Zn
•D-96-07-22: 52.30 m at 107 g/t Ag, 0.06% Cu, 5.77% Pb and 14.58% Zn and 73.55 m at 49 g/t Ag, 0.06% Cu, 2.12% Pb and 3.07% Zn and 101.00 m at 29 g/t Ag, 0.08% Cu, 2.38% Pb and 3.42% Zn, including 37.70 m at 29 g/t Ag, 0.13% Cu, 3.27% Pb and 5.47% Zn
•D-96-08-22: 118.35 m at 102 g/t Ag, 0.07% Cu, 3.33% Pb and 5.14% Zn, including 85.25 m at 137 g/t Ag, 0.09% Cu, 4.26% Pb and 6.44% Zn

PAN AMERICAN SILVER CORP.	2

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•U-103-22: 92.95 m at 220 g/t Ag, 0.16% Cu, 7.01% Pb and 7.18% Zn, including 44.40 m at 240 g/t Ag, 0.24% Cu, 11.95% Pb and 11.46% Zn
•U-33-22: 197.50 m at 76 g/t Ag, 0.09% Cu, 2.48% Pb and 7.21% Zn, including 109.35 m at 97 g/t Ag, 0.14% Cu, 2.63% Pb and 9.65% Zn
•U-53-22: 38.20 m at 87 g/t Ag, 0.24% Cu, 2.85% Pb and 8.42% Zn and 51.85 m at 40 g/t Ag, 0.06% Cu, 1.45% Pb and 3.07% Zn and 34.90 m at 47 g/t Ag, 0.19% Cu, 0.25% Pb and 5.38% Zn
•U-74-22: 50.40 m at 106 g/t Ag, 0.14% Cu, 4.85% Pb and 5.78% Zn, including 16.25 m at 227 g/t Ag, 0.27% Cu, 12.89% Pb and 15.71% Zn
•U-75-22: 32.10 m at 74 g/t Ag, 0.26% Cu, 6.49% Pb and 8.26% Zn and 66.15 m at 24 g/t Ag, 0.13% Cu, 0.31% Pb and 9.10% Zn, including 44.65 m at 33 g/t Ag, 0.17% Cu, 0.45% Pb and 10.92% Zn
The drill results disclosed today have expanded the mineralised area of the Skarn deposit. A continuous zone of high-grade mineralisation is located between the Amolillo and NC2 veins and is related to the intersection of several east-northeast faults and northwest skarn trends. The zone extends for at least 200 metres laterally and 250 metres vertically, and has been confirmed with recent infill drill holes, including: D-96-05-22, D-96-06-22, D-96-07-22, D-96-08-22 and U-103-22. This zone is defined by a nominal drill hole intercept spacing of 30 metres.
The Central 901 mineralised zone has been extended 250 metres southeast by new drill holes: D-95-13-22, D-95-14-22, D-95-15-22, D-90-06-22, D-90-07-22, D-09-01-22, D-09-02-22, and D-90-03-22.
The East 903 mineralised zone has been extended 100 metres south by drill holes: D-29-01-22, D-29-02-22, D-29-03-22 and S-29-22. Drill hole D-95-13-22 contains 194.45 metres of 48 g/t Ag, 2.97% Pb and 4.26% Zn. The East mineralised zone also has been extended 200 metres to the northeast by new infill and extension drill holes: D-62-08-22, D-62-09-22, D-62-10-22 and D-62-11-22.
The West 902 mineralised zone has been extended 200 metres to the north by surface drill holes S-63-22 and D-63-01-22.
La Colorada Skarn - summary of drill results
The following table provides the drill results for the La Colorada Skarn deposit for the third quarter of 2022.
Previous drill results not included in this table have been disclosed in Pan American’s news releases, which are available, together with cross sections, plans and images of the skarn mineralised core, on our website at:
https://www.panamericansilver.com/operations/exploration/la-colorada-skarn/.

Hole No.	From (m)	To (m)	Interval (m)(1)	Ag g/t	Cu %	Pb %	Zn %
D-09-01-22	579.05	595.35	16.30	42	0.09	0.18	3.44
And	773.85	789.80	15.95	36	0.12	0.81	1.16
And	807.25	814.25	7.00	15	0.14	1.02	1.94
And	921.65	925.40	3.75	53	0.19	3.59	8.12
And	941.30	1030.05	88.75	30	0.10	1.17	2.07
And	1052.05	1063.70	11.65	255	0.04	5.60	4.36
And	1230.95	1254.90	23.95	45	0.29	1.12	2.33
D-09-02-22	915.90	932.25	16.35	20	0.08	1.24	2.63
And	1268.30	1303.25	34.95	14	0.05	0.89	1.48
D-09-03-22	611.90	636.60	24.70	39	0.18	0.48	2.55
And	860.60	885.25	24.65	65	0.16	1.77	2.49
D-15-01-22	822.35	836.65	14.30	35	0.17	0.87	2.30

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Hole No.	From (m)	To (m)	Interval (m)(1)	Ag g/t	Cu %	Pb %	Zn %
And	1082.00	1093.95	11.95	26	0.07	1.71	2.33
And	1229.80	1254.25	24.45	35	0.25	1.41	3.15
D-29-01-22	861.85	943.50	81.65	84	0.03	1.47	2.21
And	1023.95	1113.25	89.30	58	0.05	1.03	3.35
And	1359.65	1394.50	34.85	64	0.02	2.63	3.12
And	1433.20	1451.45	18.25	32	0.10	2.08	2.97
And	1477.65	1508.00	30.35	56	0.02	0.77	2.95
D-29-02-22	856.40	908.90	52.50	71	0.04	1.46	2.60
And	1210.80	1269.80	59.00	52	0.10	3.21	4.42
Incl.	1222.95	1262.25	39.30	68	0.13	4.34	5.57
And	1304.95	1366.00	61.05	41	0.04	1.19	3.34
D-29-03-22	863.30	911.55	48.25	41	0.04	1.42	2.42
And	1050.40	1076.90	26.50	79	0.08	1.18	5.04
And	1115.25	1161.95	46.70	26	0.03	0.84	2.28
D-62-08-22	1344.90	1357.95	13.05	127	0.47	2.81	3.96
D-62-09-22	1083.70	1198.90	115.20	33	0.03	2.16	3.37
Incl.	1089.85	1116.25	26.40	80	0.04	5.06	8.68
And	1231.35	1260.50	29.15	55	0.13	0.67	3.76
D-62-10-22	1107.15	1118.95	11.80	54	0.04	3.01	6.95
And	1238.70	1269.20	30.50	80	0.20	1.14	2.41
D-62-11-22	1229.50	1261.60	32.10	78	0.11	0.85	1.28
D-63-01-22	1056.50	1063.30	6.80	35	0.24	1.79	2.60
And	1275.15	1313.00	37.85	67	0.48	2.29	4.13
D-66-08-22	1080.05	1123.60	43.55	36	0.17	1.91	3.32
Incl.	1107.25	1123.60	16.35	63	0.40	3.79	6.88
And	1376.40	1409.10	32.70	73	0.15	4.78	9.19
D-66-09-22	1427.70	1473.45	45.75	30	0.05	2.15	3.43
D-71-08-22	1098.25	1110.30	12.05	123	0.17	5.14	11.34
And	1219.45	1292.70	73.25	33	0.05	1.51	2.91
And	1333.00	1371.20	38.20	31	0.05	0.90	3.48
D-71-09-22	1126.45	1248.25	121.80	54	0.05	1.64	3.76
Incl.	1154.85	1202.40	47.55	89	0.09	2.29	6.22
And	1365.25	1469.80	104.55	69	0.10	4.03	5.76
Incl.	1365.25	1397.45	32.20	92	0.18	5.15	9.90
D-71-10-22	1003.25	1032.50	29.25	58	0.10	2.09	3.69
And	1056.15	1207.35	151.20	51	0.07	1.83	3.05
D-71-11-22	1043.30	1048.70	5.40	233	0.34	8.26	10.46
And	1096.20	1200.20	104.00	38	0.05	1.68	2.63
D-73-06-22	1041.45	1072.35	30.90	15	0.01	1.47	3.13
D-77-03-22	1043.40	1062.00	18.60	31	0.10	2.06	5.60
And	1262.60	1279.85	17.25	25	0.25	0.98	2.91

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Hole No.	From (m)	To (m)	Interval (m)(1)	Ag g/t	Cu %	Pb %	Zn %
D-77-04-22	1031.20	1087.65	56.45	29	0.07	1.25	2.76
D-77-06-22	784.05	797.25	13.20	80	0.10	2.78	4.90
And	950.40	956.15	5.75	80	0.50	2.76	3.57
And	1032.65	1111.55	78.90	21	0.04	0.94	3.11
And	1187.00	1203.45	16.45	27	0.03	1.03	3.18
D-79-05-22	717.55	724.25	6.70	127	0.44	2.86	8.80
D-90-06-22	708.05	716.20	8.15	154	1.49	0.85	1.30
And	730.70	745.80	15.10	45	0.22	1.83	2.81
And	801.30	849.95	48.65	27	0.22	1.04	1.74
And	915.65	934.20	18.55	49	0.16	1.37	2.60
And	1028.30	1033.70	5.40	397	0.15	6.97	12.13
D-90-07-22	773.25	822.30	49.05	47	0.26	1.29	1.92
And	1206.25	1220.95	14.70	86	0.47	1.07	3.48
And	1328.00	1359.70	31.70	52	0.48	1.02	1.39
D-95-13-22	709.05	728.80	19.75	38	0.18	0.53	2.29
And	778.75	790.95	12.20	47	0.58	0.39	2.21
And	1128.30	1322.75	194.45	48	0.21	2.97	4.26
Incl.	1183.90	1261.70	77.80	53	0.26	3.41	5.53
D-95-14-22	1094.30	1140.10	45.80	67	0.18	2.32	4.86
And	1225.35	1276.30	50.95	43	0.22	1.43	2.44
And	1309.80	1322.60	12.80	69	0.51	3.20	4.61
And	1366.30	1369.95	3.65	239	0.79	2.40	2.54
D-95-15-22	1113.70	1192.30	78.60	36	0.14	0.99	2.06
And	1373.15	1396.85	23.70	61	0.60	0.66	1.05
D-96-05-22	932.05	946.45	14.40	44	0.02	0.95	1.41
And	1123.35	1163.10	39.75	334	0.12	7.06	4.02
Incl.	1145.90	1163.10	17.20	694	0.20	14.79	8.26
And	1299.40	1325.35	25.95	26	0.05	1.16	1.50
And	1355.05	1445.90	90.85	92	0.15	3.93	9.08
Incl.	1389.90	1445.90	56.00	90	0.20	5.43	13.31
D-96-06-22	1110.50	1118.50	8.00	131	0.01	3.62	4.11
And	1146.80	1205.10	58.30	417	0.04	11.95	9.39
Incl.	1150.15	1187.40	37.25	545	0.05	15.66	11.83
And	1230.80	1238.45	7.65	309	0.06	7.25	10.19
And	1326.55	1364.10	37.55	101	0.12	1.15	5.89
Incl.	1326.55	1343.75	17.20	170	0.24	1.79	11.52
And	1380.90	1408.50	27.60	35	0.10	0.09	5.50
And	1547.80	1581.10	33.30	29	0.12	0.16	3.25
D-96-07-22	1046.70	1060.90	14.20	189	0.04	2.30	3.87
And	1106.60	1158.90	52.30	107	0.06	5.77	14.58
And	1195.60	1269.15	73.55	49	0.06	2.12	3.07

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Hole No.	From (m)	To (m)	Interval (m)(1)	Ag g/t	Cu %	Pb %	Zn %
And	1305.50	1406.50	101.00	29	0.08	2.38	3.42
Incl.	1368.80	1406.50	37.70	29	0.13	3.27	5.47
D-96-08-22	1140.20	1258.55	118.35	102	0.07	3.33	5.14
Incl.	1173.30	1258.55	85.25	137	0.09	4.26	6.44
And	1306.30	1375.80	69.50	18	0.05	1.89	3.00
S-15-22	730.65	757.20	26.55	31	0.21	0.75	1.54
And	822.55	826.70	4.15	75	0.64	2.78	8.34
And	1250.60	1256.10	5.50	28	0.07	2.82	4.61
S-29-22	615.80	618.50	2.70	710	0.22	4.95	6.78
And	709.60	713.30	3.70	252	0.28	1.57	3.24
And	854.20	913.50	59.30	95	0.04	1.54	2.44
And	963.95	972.00	8.05	290	0.19	4.91	7.73
And	1057.30	1076.70	19.40	35	0.01	1.36	2.74
And	1199.40	1232.35	32.95	14	0.01	0.53	2.11
And	1400.75	1442.15	41.40	32	0.05	2.50	4.02
Incl.	1419.40	1442.15	22.75	32	0.05	3.08	5.13
And	1465.90	1482.05	16.15	26	0.04	2.05	3.51
And	1539.50	1550.15	10.65	13	0.03	0.10	6.27
And	1576.85	1580.70	3.85	10	0.03	0.02	16.03
S-63-22	225.15	231.60	6.45	443	0.05	0.81	0.68
And	717.55	723.85	6.30	402	0.22	6.98	3.37
And	1096.70	1111.75	15.05	152	0.65	4.33	9.13
U-103-22	384.70	393.65	8.95	582	0.21	4.16	4.70
And	723.35	816.30	92.95	220	0.16	7.01	7.18
Incl.	723.35	767.75	44.40	240	0.24	11.95	11.46
U-33-22	398.65	416.05	17.40	89	0.10	3.16	5.60
And	537.60	735.10	197.50	76	0.09	2.48	7.21
Incl.	553.90	663.25	109.35	97	0.14	2.63	9.65
U-43-22	464.90	471.70	6.80	392	0.14	10.99	14.99
And	773.40	779.90	6.50	39	0.05	4.07	8.86
U-53-22	673.70	711.90	38.20	87	0.24	2.85	8.42
And	795.65	847.50	51.85	40	0.06	1.45	3.07
And	910.25	945.15	34.90	47	0.19	0.25	5.38
U-74-22	921.30	971.70	50.40	106	0.14	4.85	5.78
Incl.	922.25	938.50	16.25	227	0.27	12.89	15.71
U-75-22	352.90	426.75	73.85	46	0.07	1.69	2.38
And	713.85	737.10	23.25	34	0.30	2.39	3.79
And	813.00	845.10	32.10	74	0.26	6.49	8.26
And	987.35	1053.50	66.15	24	0.13	0.31	9.10
Incl.	987.35	1032.00	44.65	33	0.17	0.45	10.92
U-98-22	373.55	381.40	7.85	58	0.07	3.19	5.09

PAN AMERICAN SILVER CORP.	6

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Hole No.	From (m)	To (m)	Interval (m)(1)	Ag g/t	Cu %	Pb %	Zn %
And	527.75	543.50	15.75	33	0.12	3.11	3.70
And	921.40	966.75	45.35	48	0.08	0.83	3.12
And	1050.50	1078.55	28.05	17	0.06	0.06	8.29
(1) True widths of the mineralised intervals are unknown at this time.

La Colorada Skarn - drill hole collar information

Drill Hole ID	Type	East Local	North Local	Elevation	Length (m)	Azimuth Avg (0)	Dip Avg
D-09-01-22	Exploration	5490.2	4962.7	2517.2	1028.5	9.3	-83.8
D-09-02-22	Exploration	5490.2	4962.7	2517.2	844.9	252.7	-85.4
D-09-03-22	Exploration	5490.2	4962.7	2517.2	588.0	182.6	-87.5
D-15-01-22	Infill	5227.9	5223.1	2559.4	745.2	284.2	-87.6
D-29-01-22	Exploration	5998.1	5397.2	2514.8	851.1	147.8	-86.3
D-29-02-22	Exploration	5998.1	5397.2	2514.8	841.3	4.1	-74.7
D-29-03-22	Exploration	5998.1	5397.2	2514.8	825.7	89.0	-77.3
D-62-08-22	Infill	5996.9	5753.7	2554.7	717.3	321.0	-80.7
D-62-09-22	Infill	5996.9	5753.7	2554.7	718.5	72.3	-84.0
D-62-10-22	Infill	5996.9	5753.7	2554.7	453.0	24.9	-79.3
D-62-11-22	Infill	5996.9	5753.7	2554.7	386.3	95.8	-73.4
D-63-01-22	Exploration	4534.0	5547.0	2542.3	850.5	103.1	-84.4
D-66-08-22	Infill	5060.5	5509.3	2511.2	678.7	198.6	-75.7
D-66-09-22	Infill	5060.5	5509.3	2511.2	728.7	200.2	-70.1
D-71-08-22	Infill	6004.3	5588.6	2529.3	460.5	156.2	-67.3
D-71-09-22	Infill	6004.3	5588.6	2529.3	660.3	81.8	-83.3
D-71-10-22	Infill	6004.3	5588.6	2529.3	377.6	340.0	-76.7
D-71-11-22	Infill	6004.3	5588.6	2529.3	562.3	277.5	-76.5
D-73-06-22	Infill	5798.7	5607.7	2578.1	640.8	249.0	-81.9
D-77-02-22	Exploration	5777.8	5504.1	2540.8	106.1	338.7	-85.6
D-77-03-22	Exploration	5777.8	5504.1	2540.8	650.9	338.7	-83.0
D-77-04-22	Exploration	5777.8	5504.1	2540.8	307.3	322.2	-75.7
D-77-05-22	Infill	5777.8	5504.1	2540.8	175.3	73.7	-77.9
D-77-06-22	Infill	5777.8	5504.1	2540.8	483.2	36.9	-62.0
D-79-05-22	Exploration	5808.0	5209.2	2482.2	656.0	357.4	-74.6
D-90-05-22	Exploration	5538.7	5004.4	2532.2	98.6	168.8	-86.7
D-90-06-22	Exploration	5538.7	5004.4	2532.2	642.9	316.0	-78.5
D-90-07-22	Exploration	5538.7	5004.4	2532.2	866.9	29.7	-85.9
D-95-13-22	Exploration	5403.1	5126.1	2549.6	725.3	2.8	-69.8
D-95-14-22	Infill	5403.1	5126.1	2549.6	717.4	29.5	-69.3
D-95-15-22	Infill	5403.1	5126.1	2549.6	681.3	55.4	-66.7
D-96-05-22	Infill	4654.7	5286.4	2506.4	760.6	16.6	-84.5
D-96-06-22	Infill	4654.7	5286.4	2506.4	813.4	331.7	-82.9
D-96-07-22	Infill	4654.7	5286.4	2506.4	685.2	91.4	-73.9

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Drill Hole ID	Type	East Local	North Local	Elevation	Length (m)	Azimuth Avg (0)	Dip Avg
D-96-08-22	Infill	4654.7	5286.4	2506.4	741.0	102.8	-73.3
S-15-22	Exploration	5227.9	5223.1	2559.4	1405.5	293.0	-86.1
S-29-22	Exploration	5998.1	5397.2	2514.8	1700.4	130.0	-89.7
S-63-22	Exploration	4534.0	5547.0	2542.3	1563.4	228.9	-88.3
U-103-22	Infill	4496.0	5331.5	2073.5	1155.0	72.6	-76.8
U-33-22	Infill	4844.6	5320.8	1995.5	960.2	335.6	-79.2
U-43-22	Exploration	4496.0	5331.3	2072.2	800.3	53.2	-68.9
U-53-22	Exploration	4845.3	5323.7	1998.2	1101.3	344.8	-84.9
U-74-22	Exploration	4495.4	5329.9	2073.0	1074.0	141.9	-76.8
U-75-22	Infill	4846.2	5322.5	1997.4	1221.0	15.8	-79.6
U-98-22	Infill	4846.7	5321.7	1995.4	1188.0	40.8	-80.3
Total metres					34,239.0
General Notes with Respect to Technical Information
Grades are shown as contained metal before mill recoveries are applied. All samples provided in this news release were assayed by ALS Global, Mexico using acid digestion with ICP finish for silver, lead, zinc, and copper. Samples sent to ALS Global were prepared in Zacatecas and Hermosillo, Mexico laboratories and sent to Vancouver B.C. Laboratory for assay. Pan American implements a quality assurance and quality control ("QAQC") program including the submission of certified standards, blanks, and duplicate samples to the laboratories. The results of the QAQC samples submitted to ALS Global demonstrate acceptable accuracy and precision. The Qualified Persons have verified the data disclosed in this news release and they are of the opinion that the sample preparation, analytical, and security procedures followed for the samples are sufficient and reliable for the purpose of any future mineral resource and mineral reserve estimates. Pan American is not aware of any drilling, sampling, recovery or other factors that could materially affect the accuracy or reliability of the data reported herein. ALS Global is independent from Pan American.
Mineral resources and mineral reserves are as defined by the Canadian Institute of Mining, Metallurgy and Petroleum.
Mineral Resources that are not Mineral Reserves have no demonstrated economic viability. No mineral reserves have yet been estimated for the Skarn deposit.
See the Company's Annual Information Form dated February 23, 2022, available at www.sedar.com for further information concerning QAQC and data verification matters, the key assumptions, parameters and methods used by the Company to estimate mineral reserves and mineral resources, and for a detailed description of known legal, political, environmental, and other risks that could materially affect the Company's business and the potential development of the Company's mineral reserves and mineral resources.
Technical information contained in this news release with respect to Pan American has been reviewed and approved by Christopher Emerson, FAusIMM, Vice President Business Development and Geology, and Martin Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, each of whom is a Qualified Person for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects (‘‘NI 43-101’’).
Pan American Silver Corp. is authorized by The Association of Professional Engineers and Geoscientists of the Province of British Columbia to engage in Reserved Practice under Permit to Practice number 1001470.

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About Pan American Silver
Pan American owns and operates silver and gold mines located in Mexico, Peru, Canada, Argentina and Bolivia. We also own the Escobal mine in Guatemala that is currently not operating. Pan American provides enhanced exposure to silver through a large base of silver reserves and resources, as well as major catalysts to grow silver production. We have a 28-year history of operating in Latin America, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com.
For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: the timing for, amount of, and anticipated results of, any exploration or development programs with respect to the Company’s La Colorada Skarn project, including the potential for further definition or expansion of the mineral resource in the future; the timing of any update to the mineral resource estimate and the results of any such update; and the potential generation of minerals, if any, and the quality thereof.
These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: our mineral resource estimates and the assumptions upon which they are based; ore grades and recoveries; prices for silver, gold, and base metals remaining as estimated; currency exchange rates remaining as estimated; our continued ownership and rights to the La Colorada surface properties and mineral concessions, including, for example, with respect to the ongoing Agrarian Court and SEDATU processes related to La Colorada; capital, decommissioning and reclamation estimates; prices for energy inputs, labour, materials, supplies and services (including transportation); all necessary permits, licenses and regulatory approvals for the La Colorada mine and related exploration projects are received in a timely manner; our ability to secure and maintain the surface rights necessary for our operations; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.
The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the duration and effects of the COVID-19 virus and any other pandemics on our operations and workforce, and the effects on global economies and society; fluctuations in silver and gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the Canadian dollar, Peruvian sol, Mexican peso, Argentine peso and Bolivian boliviano versus the U.S. dollar); risks relating to inflation and the global economic environment; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala or other countries where the Company may carry on business, including legal restrictions relating to mining; risks relating to expropriation; risk of liability relating to our past sale of the Quiruvilca mine in Peru; diminishing quantities or grades of Mineral Reserves as properties are mined; increased competition in the

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mining industry for equipment and qualified personnel; relationships with, and claims by, local communities and Indigenous populations, including with respect to the ongoing Agrarian Court and SEDATU processes related to La Colorada (as previously disclosed in our most recent Annual Information Form and in our news release dated September 14, 2022);
and those factors identified under the caption "Risks Related to Pan American's Business" in the Company's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near and longer term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.
Cautionary Note to US Investors
This news release has been prepared in accordance with the requirements of Canadian NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards, which differ from the requirements of U.S. securities laws. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.
Canadian public disclosure standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"), and information concerning mineralization, deposits, mineral reserve and resource information contained or referred to herein may not be comparable to similar information disclosed by U.S. companies. The requirements of NI 43-101 for identification of ''reserves'' are not the same as those of the SEC, and mineral reserves reported by the Company in compliance with NI 43-101 may not qualify as ''reserves'' under SEC standards. Under U.S. standards, mineralization may not be classified as a ''reserve'' unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

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